UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Sands Regent
Full Name of Registrant

Former Name if Applicable

345 North Arlington Avenue
Address of Principal Executive Office (Street and Number)

Reno, Nevada 89501
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Sands Regent (the “Company”) is unable to timely file its quarterly report on Form 10-Q for the period ended December 31, 2005 in a timely manner without unreasonable effort and expense in light of the circumstances described below.

On February 6, 2006, the Audit Committee initiated an internal review in response to receipt of allegations made by a former employee of the Company relating to the recording of the acquisition of the Dayton Casino, which was completed on September 1, 2005, and the recording of costs and expenses for the first two quarters of fiscal 2006.

The Audit Committee has retained an independent accountant and outside legal counsel to assist with the review. The Company is endeavoring to have the review completed as soon as possible. However, the Company cannot estimate at this time when the review will conclude. Until the review is complete and the findings are assessed, the Company will be unable to complete its financial statements for the fiscal 2006 second quarter and six months ended December 31, 2005. As a result, the Company will be unable to timely file its second quarter Form 10-Q. The Company currently cannot estimate when it may file its Form 10-Q for the three months ended December 31, 2005, but will do so as soon as practicable following the resolution of the foregoing matter. No determination has been made as to whether any restatement may be required in the Company’s financial statements for the quarter ending September 30, 2005 or any previous period. The Company anticipates it will next report on this matter when the investigation is complete.

The Company did not represent in Part II of this form that it would be able to file its quarterly report on Form 10-Q for the period ended December 31, 2005 by February 20, 2006, which is required by Securities and Exchange Commission (“SEC”) rules to obtain a 5-day extension of the filing deadline. The Company does not believe at this time that it will be able to file its quarterly report by that date. The Company has provided additional information concerning the status of its restatements in its press releases dated February 14, 2006.  The Company has included a copy of  the press release as an exhibit to its report on Form 8-K furnished to the SEC on February 14, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert Medeiros	(775)	348-2224
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Sands Regent

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2006	By	/s/ Robert Medeiros
Robert Medeiros
Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).